DRAFT

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., N.W.
Washington, DC 20004


HOLLY HUNTER-CECI
202.739.5729
hhunter-ceci@morganlewis.com


June [ ], 2006


VIA EDGAR CORRESPONDENCE

Mr. Christian T. Sandoe
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: RYDEX SERIES FUNDS (THE "TRUST") - POST EFFECTIVE AMENDMENT NO. 62 (FILE NOS. 033-59692 AND 811-07584)

Dear Mr. Sandoe:

This letter responds to your comments to the Trust's Post-Effective Amendment No. 62, filed on April 7, 2006 for the purpose of introducing the EPT Conservative Fund, EPT Moderate Fund, and EPT Aggressive Fund into the Trust. The following summarizes your comments and our responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Funds' Prospectuses and/or Statement of Additional Information ("SAI"). Any bolded language is to distinguish new language from existing language and is bolded only for this correspondence.

1. COMMENT: Please move the discussion regarding the Advisor's investment methodology to the front of the prospectus.

         RESPONSE: We have not moved the "Advisor's Investment Methodology." Nonetheless, we have expanded the disclosure regarding Efficient Portfolio Theory under the heading "Investment Objectives" in the beginning of the Prospectus.

2. COMMENT: Please consider whether consolidating each Fund's common risks in the "Principal Risks" section is appropriate.

         RESPONSE: We have not consolidated the "Principal Risks" disclosure in each Fund's two-page spread because we do not believe that Form N-1A precludes placing the consolidated common risk return information in the beginning of the prospectus,

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Mr. Christian T. Sandoe
JUNE [ ], 2006
Page 2

         followed by each Fund's specific Item 2 and Item 3 information. Form N-1A states only that this information is not to be preceded by "any other Item except the Cover Page (Item 1) or a table of contents meeting the requirements of rule 481(c) under the Securities Act." In compliance with this requirement, the "Common Risk/Return Information" section of the Prospectus is preceded only by the cover page and Table of Contents.

         In addition, the Prospectus's current organization is consistent with the requirements set forth in Rule 421 under the Securities Act of 1933. In particular, Rule 421(b)(4)4 states that repeating disclosure "in different sections of the document that increases the size of the document but does not enhance the quality of the information" should be avoided. Repeating the principal risks associated with each Fund in each Fund's two-page spread will not only increase the size of the Prospectus significantly, but will have the effect of obscuring those risks that are not common to all of the Funds.

         Moreover, we think that the Prospectus's current organization aids the investor in understanding of the principal risks associated with each Fund. By presenting the principal risks that are common to each Fund in one location in the front of the Prospectus and the Fund-specific principal risks in each Fund's two-page spread, the investor is better able to compare the Funds and focus on those risks that are specific to each Fund.

3. COMMENT. In the "Investment Objectives" section, please consider whether the phrase "investing primarily" is appropriate given the EPT Funds' fund of funds structure.

         RESPONSE. We believe that "investing primarily" is both accurate and appropriate.

4. COMMENT. Under the "Principal Risks" section, please discuss the additional fund of funds risks that are addressed in Item 4, such as the Adviser's potential conflicts of interest, potential overlap of the underlying funds' investments, and other matters. In addition, please clarify that the Funds' value is based on the underlying funds' NAV, rather than referring to the market value.

         RESPONSE. We have clarified that the Fund's NAV is based on the NAV of the underlying funds. We have not added any aditional risk disclosure because, although there are potential risks, they are so unlikely that disclosing them in this location could be potentially misleading to shareholders and potential investors.

5. COMMENT. Under the Principal Risks section, please disclose the "other factors" to which Fixed Income Risk refers.

         RESPONSE. We have expanded the fixed income risk disclosure in Item 4 rather than in Item 2 as we respectfully believe that expanding the
         Item 4 disclosure is more appropriate. The additional disclosure appears in bold: "The market value of fixed income investments will change in response to interest rate changes and other factors,

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Mr. Christian T. Sandoe
JUNE [ ], 2006
Page 3

         such as changes in the effective maturities and credit ratings of fixed income investments. During periods of falling interest rates, the values of outstanding fixed income securities generally rise. IN ADDITION, FALLING INTEREST RATES MAY CAUSE AN ISSUER TO REDEEM OR "CALL" A SECURITY BEFORE ITS STATED MATURITY, WHICH MAY RESULT IN AN UNDERLYING FUND HAVING TO REINVEST THE PROCEEDS IN LOWER YIELDING SECURITIES. Conversely, during periods of rising interest rates, the values of such securities generally decline. Moreover, while securities with longer maturities tend to produce higher yields, the prices of longer maturity securities are also subject to greater market fluctuations as a result of changes in interest rates. FIXED INCOME INVESTMENTS ARE ALSO SUBJECT TO CREDIT RISK, WHICH IS THE POSSIBILITY THAT THE CREDIT STRENGTH OF AN ISSUER WILL WEAKEN AND/OR AN ISSUER OF A DEBT SECURITY WILL FAIL TO MAKE TIMELY PAYMENTS OF PRINCIPAL OR INTEREST AND THE SECURITY WILL GO INTO DEFAULT."

6.       COMMENT.  Given that some of the underlying  funds will use leverage to
         attempt  to  achieve  their  investment   objectives,   please  include
         additional disclosure illustrating the effects of leverage.

         RESPONSE. We have incorporated the following "Understanding Compounding & the Effect of Leverage" section that is found in other Rydex Fund prospectuses into the "Principal Risks of Investing" section:

         "UNDERSTANDING COMPOUNDING & THE EFFECT OF LEVERAGE

         It is important to understand the effects of compounding when investing in any mutual fund, especially funds which use leverage as part of their investment strategy. The following simple examples provide an illustration:

         EXAMPLE A: Assume you invest $100 in Fund A, a typical index fund that seeks to match the performance of its underlying index. If the index increases 10% on day one, the value of your shares in Fund A would be expected to increase $10 (10% of $100) to $110. The next day, if the index decreases 10%, the value of your shares in Fund A would be expected to decrease $11 (10% of $110) to $99.

         EXAMPLE B: Assume you invested $100 in Fund B, a fund that seeks to return 200% of the performance of the same index. On day one, the value of your shares in Fund B would be expected to increase $20 (20% of $100) to $120. On day two, however, the value of your shares in the leveraged fund would be expected to decrease $24 (20% of $120) to $96.

         Because of the effect of compounding, in each case the value of your investment declined even though the index went up 10% on day one and down 10% on day two. However, the effect of compounding was more pronounced when combined with leverage (Example B). In addition, because of the effect of compounding, the performance of a leveraged fund is more likely to match the performance of its underlying index on a daily basis than over an extended period of time."

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

Mr. Christian T. Sandoe
JUNE [ ], 2006
Page 4

7. COMMENT: In the EPT Conservative Fund's objective, please consider whether the following revisions to the first sentence would be appropriate: "The EPT Conservative Fund's objective is to primarily seek preservation of capital and, secondarily, to seek long-term growth of capital."

         RESPONSE:  We have made the suggested revisions.

8. COMMENT: In each of the EPT Fund's Principal Investment Strategies, please disclose the types of stocks and bonds in which the underlying funds invest.

         RESPONSE: We believe that the underlying funds' list contained in the second paragraph indicates the types of stocks and bonds, and related derivatives, in which an underlying fund invests because the underlying fund's name contains those type of stocks or bonds. For example, the EPT Conservative Fund may invest in such stock funds as the Large-Cap Growth, Large-Cap Value, and Mid-Cap Growth Funds (each name representing the general capitalization range and investment style), and for fixed income funds, the Fund may also invest in the Government Long Bond Advantage Fund, which invests in U.S. Government bonds. Each of these underlying funds' investment strategies are discussed in a separate section of the prospectus.

9. COMMENT: As some of the underlying funds are designed for active traders, please clarify whether the EPT Funds will also be actively trading the underlying funds.

         RESPONSE: The Advisor manages each EPT Fund's portfolio in accordance with Efficient Portfolio Theory, which may or may not include frequent asset allocations, depending on market data and upon each underlying fund's performance.

10. COMMENT: Please reorganize the Other Expenses line item accordingly (please note that "Other Expenses" should be renamed "Other Fund Expenses"):

         Total Other Expenses                                              X.XX%
                  Other Fund Expenses                               X.XX%
                  Fees and Expenses of the Underlying Funds         X.XX%

         RESPONSE:  We have made the suggested revisions.

11. COMMENT: Please confirm that the expenses shown in the fee table will be shown gross of any waivers.

         RESPONSE:  We confirm.

12. COMMENT: Please consider whether the EPT Moderate and EPT Aggressive Fund's Concentration Risk is appropriate.

         RESPONSE:  We have removed the Concentration Risk from each Fund.

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Mr. Christian T. Sandoe
JUNE [ ], 2006
Page 5

13. COMMENT. Please clarify which redemptions will be subject to the wire transfer charge of $15.

         RESPONSE. We have revised the footnote to the "Fees and Expenses" Table as follows:

         "* The Fund will impose a wire transfer charge of $15 on redemptions of less than $5,000 requested by accounts that are not managed by a financial intermediary."

14. COMMENT. Please add disclosure describing the roles of each portfolio manager under "Portfolio Management."

         RESPONSE. We have revised the disclosure under "Portfolio Management" as follows:

         "PORTFOLIO MANAGEMENT

         Each Fund is managed by a team of investment professionals. THE FOLLOWING PROVIDES ADDITIONAL INFORMATION ABOUT THE PORTFOLIO MANAGERS THAT ARE JOINTLY AND PRIMARILY RESPONSIBLE FOR THE DAY-TO-DAY MANAGEMENT OF THE FUNDS AND THEIR RESPECTIVE MANAGEMENT ROLES.

         MICHAEL P. BYRUM, CFA, has been associated with Rydex Investments since the Advisor was founded in 1993. Mr. Byrum was named the President of Rydex Investments in 2004 and has served as Chief Investment Officer of Rydex Investments since 2000. During this time, he has played a key role in the development of the firm's investment strategies and product offerings. As Senior Portfolio Manager, Mr. Byrum was instrumental in the launch of the OTC, Precious Metals, U.S. Government Bond, Long Bond Advantage, Inverse S&P 500 and Inverse OTC Funds, and helped to create the Rydex Sector Funds. He was named Vice President of Portfolio for Rydex Investments in 1998, and Executive Vice President in 2000. Prior to joining Rydex, Mr. Byrum worked for Money Management Associates, the investment adviser for Rushmore Funds, Inc. Mr. Byrum has co-managed the Funds since their inception.

         JAMES R. KING, CFA, joined Rydex in 1996 and was promoted to assistant portfolio manager in 1997. In 1998, he became a portfolio manager and was promoted in 2001 to senior portfolio manager and currently serves as director of portfolio management. Mr. King has served as an interim director of equity trading and investment operations. Currently, Mr. King's team manages all of the Rydex leveraged and inverse funds, as well as Rydex Sector Rotation Fund. Mr. King is a member of Rydex's Investment Leadership Team, which determines investment policy for all Rydex Funds. Prior to joining Rydex, he worked as a registered representative at DMG Securities. He holds a degree in finance from the University of Maryland. Mr. King has co-managed the Funds since their inception.

Mr. Christian T. Sandoe
JUNE [ ], 2006
Page 6

         MR. BYRUM GENERALLY OVERSEES ALL ASPECTS OF THE DAY-TO-DAY MANAGEMENT OF THE FUNDS AND REVIEWS THE ACTIVITIES OF MR. KING. MR. KING GENERALLY OVERSEES THE DAY-TO-DAY MANAGEMENT OF EACH FUND. EACH OF THE PORTFOLIO MANAGERS IS A MEMBER OF RYDEX'S INVESTMENT LEADERSHIP TEAM, WHICH IS RESPONSIBLE FOR THE FINAL REVIEW AND APPROVAL OF PORTFOLIO MANAGEMENT STRATEGIES AND DECISIONS.

         Additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of securities in the Funds is available in the SAI."

15. COMMENT. Under "Investment Restrictions - Fundamental Policies" in the SAI, please disclose the Funds' policy with respect to purchasing or selling commodities

         RESPONSE.  We have  included the following  fundamental  policy for the
         Funds:

         "Each Fund shall not:

         Purchase or sell real estate, physical commodities, or commodities contracts, except that the Fund may purchase (i) marketable securities issued by companies which own or invest in real estate (including real estate investment trusts), commodities, or commodities contracts; and
         (ii) commodities contracts relating to financial instruments, such as financial futures contracts and options on such contracts."

16. COMMENT: Please consider whether a fundamental concentration policy is appropriate in light of the fund of funds structure.

         RESPONSE:  Given that  investment in shares of investment  companies is
         not   restricted,   we  believe  that  the   concentration   policy  is
         appropriate.


                                      ***

I hereby acknowledge on behalf of the Rydex Series Funds (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact either John McGuire at 202.739.5654 or me at 202.739.5729.

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

Mr. Christian T. Sandoe
JUNE [ ], 2006
Page 7


Sincerely,


c:  W. John McGuire, Esq.
    Joanna Haigney




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